Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

Seanergy Management Corp.	Republic of the Marshall Islands

Amazons Management Inc.	Republic of the Marshall Islands

Lagoon Shipholding Ltd.	Republic of the Marshall Islands

Cynthera Navigation Ltd.	Republic of the Marshall Islands

Martinique International Corp.	British Virgin Islands

Harbour Business International Corp.	British Virgin Islands

Waldeck Maritime Co.	Republic of the Marshall Islands

Bulk Energy Transport (Holdings) Limited.	British Virgin Islands

Quex Shipping Inc.	British Virgin Islands

Rossington Marine Corp.	British Virgin Islands

Rayford Navigation Corp.	British Virgin Islands

Creighton Development Inc.	British Virgin Islands

Pulford Ocean Inc.	British Virgin Islands

Lewisham Maritime Inc.	British Virgin Islands

Motion Shipholding Co.	Republic of the Marshall Islands